Amended

15026399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-21353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keeley Investment

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 810
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John L. Keeley, Jr. (312) 786 - 5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/20/15

OATH OR AFFIRMATION

I, John L. Keeley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keeley Investment Corp., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 25, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Keeley Investment Corp.

OFFICE OF
THE SE

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	673,705
Receivable from clearing broker-dealer		4,888,961
Distribution and shareholder services expense reimbursement receivable		330,341
Underwriting income receivable		14,435
Other assets		720,928
Total assets	$	6,628,370
Liabilities and Stockholder's Equity		
Liabilities		
Distribution and shareholder services expense payable	$	1,005,400
Employee compensation and benefits payable		1,477,645
Accounts payable, accrued expenses and other liabilities		807,110
Accounts payable, accrued expenses and other liabilities		3,290,155
Stockholder's Equity		
Common stock, no par value, $10 stated value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		3,295,040
		3,338,215
Total liabilities and stockholder's equity	$	6,628,370

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Keeley Investment Corp. (the Company) is a wholly-owned subsidiary of Keeley Holdings, Inc. (KHI), and KHI is a wholly-owned subsidiary of Joley Corp. (the Parent Company). The Parent Company is the parent of the Company, Keeley Asset Management Corp. (KAMCO), an investment adviser registered with the Securities and Exchange Commission (SEC), and KHI. The Parent Company thus controls the Company, KAMCO and KHI.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company may enter into transactions in derivative financial instruments, including options, in order to facilitate its trading activities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in stockholder's equity and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission income and related expenses from customer transactions are recorded on a trade-date basis as securities transactions occur. Distribution and underwriting income arise from securities offerings in which the Company acts as an underwriter or agent and are recorded on the accrual basis. Interest income is recorded on the accrual basis.

Income taxes: The Company has elected to be treated as a qualified subchapter "S" subsidiary under the Internal Revenue Code. The Company is included in the consolidated federal income tax returns filed by the Parent Company. Income taxes are calculated as if the Parent Company and its affiliates filed on a separate return basis, and the amount of the current tax calculated is ultimately remitted by the Parent Company to the relevant taxing authorities.

The Company is required to pay an Illinois Replacement Tax of 1.5 percent of taxable income. As the ultimate payment is remitted by the Parent Company, the Company records an inter-company payable to remit its share of Illinois Replacement Tax to KHI, which will in turn remit payment to the Parent Company. The accrued replacement tax for the year ended December 31, 2014, totaled $128,000, which is included in accounts payable, accrued expenses and other liabilities in the accompanying statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2014. The Company is included in the

Parent Company's consolidated income tax returns in U.S. federal jurisdiction, and various states. The Parent Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2011.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Note 2. Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer consist of $4,081,134 of money market mutual funds and $807,827 of commissions receivable owed to the Company for execution services at December 31, 2014.

Note 3. Transactions with Related Parties

The Company provides clerical support and other administrative services to KAMCO under the terms of an agreement for a negotiated amount. Pursuant to an expense sharing agreement, the Company has a receivable from KAMCO for $465,619 as of December 31, 2014 and included in other assets in the statement of financial condition.

The Company is the distributor of a family of affiliated mutual funds, the Keeley Funds, Inc. (the Funds). The Company may receive front-end sales charges when certain share classes of the Funds are sold by its representatives. The Company also receives 0.50 percent of all sales made with a front-end sales charge regardless of whether the selling representative is employed by the Company.

The Company received income in Rule 12b-1 distribution plan reimbursements from the Funds, which the Company in turn remitted to various third-parties. The Company has a receivable balance of $192,139 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2014.

The Company also provides brokerage services to the Funds and has received brokerage commissions for these services.

The Company is the shareholder servicing agent for the Funds and accordingly, receives a monthly fee at the annual rate of 0.05 percent of the Funds' average daily net assets for shareholder services. The Company has a receivable balance of $138,202 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2014.

Note 4. Fair Value Measurements

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Note 4. Fair Value Measurements (Continued)

Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company carried $4,081,134 in money market mutual funds, which is included in receivables from clearing broker-dealer in the statement of financial condition, as of December 31, 2014. These financial instruments are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets. The Company did not hold any Level 2 or Level 3 assets or liabilities during the year ended December 31, 2014.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 5. Commitments and Contingencies

The Parent Company has pledged the stock of the Company to serve as collateral on a senior secured credit facility of the Parent Company.

The Company has a standby unsecured letter of credit of $50,000 that matures on January 31, 2016. The beneficiary of the letter is the Company's clearing broker-dealer (National Financial Services LLC).

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 7. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The discretionary contribution of $337,246 remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2014. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. The matching contribution of $426,281 remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2014.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced to and cleared through a clearing broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker-dealer, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing broker-dealer for amounts owed to such clearing broker. The Company did not have any material payables to the clearing broker-dealer at December 31, 2014.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $2,155,052, which was $1,905,052 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.53 to 1.

Pursuant to a senior credit facility of KHI, the Company must distribute to KHI any net capital in excess of $5,000,000 on a quarterly basis.